Mail Stop 4561

May 12, 2009

Charles Liang
President, Chief Executive Officer and Chairman of the Board
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, CA 95131
(408) 503-8000

> **Re: Super Micro Computer, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 001-33383**

Dear Mr. Liang:

We have reviewed your response letter dated April 28, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 25, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplementary Data, page 54

1.   We note your response to prior comment 4 in which you indicate that you will provide selected quarterly financial data in accordance with Item 302 of Regulation S-K in future filings. Tell us why you believe a revision to your filing is unnecessary. Also indicate how this omission impacts your evaluation of disclosure controls and procedures. Please be as detailed as necessary in your explanation.

Item 11. Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

2.   We note your response to prior comment 6 where you state that the decisions
        made by your Compensation Committee "are subjective and do not lend
        themselves to the specifics discussed in the subparagraphs of Item 402(b)." You
        also state in your response that in determining each officer's compensation, your
        compensation committee reviews the contributions to your financial results and
        the overall performance of your company. Please be advised that where you
        consider an executive officer's individual performance and/or individual
        contribution to your company's performance in determining compensation, you
        should describe the specific elements of individual performance and/or
        contribution that are taken into account. See Item 402(b)(vii) of Regulation S-K.
        Similarly, please be advised that where you consider your company's
        performance in determining compensation, you should provide the information
        required by Items 402(b)(v) and (vi) of Regulation S-K. Accordingly, in your
        response letter, please describe the specific items of individual and company
        performance that are material to your executive compensation policies and
        decision-making processes for fiscal 2008, and how specific forms of
        compensation are structured and implemented to reflect these performance items.
        In addition, please confirm that you will provide appropriate conforming
        disclosure, to the extent applicable, in future filings.

3.   We note that in response to prior comment 7 you have provided a list of the
        constituent companies included in your peer group of comparable technology
        companies. We further note your statement that the named peer group companies
        represent "a broad range of other public technology companies that manufacture
        and sell networking related computing equipment." Please provide an expanded
        discussion of the criteria you considered when deciding to include these named
        companies in the peer group. As examples, we note such criteria as market
        capitalization, revenues, net income, geography, and the number of full-time
        employees.

4.   It is unclear from the disclosure in your filing and your response to prior comment
        7 in what way your compensation committee considers peer group compensation
        data. Your Form 10-K states that the committee reviews such data in determining
        base salary, quarterly bonuses, and stock option grants, but your response letter
        states that the committee "does not review any data regarding average or seek to
        benchmark the Company's compensation based upon any such statistics." Please
        clarify how peer company compensation is "used as a point of reference" for
        compensation decisions, if you do not consider average compensation levels of
        peer companies nor do you benchmark the company's compensation practices
        against those of peer companies.

5.   In response to prior comment 8 you state that because the group of comparable technology companies you review represents a broad range of companies, to "report on any specific averages that would be derived from this group, would be potentially misleading and would not add to investors understanding of [your] compensation practices." Please elaborate on this assertion and explain why you nonetheless apparently believe it is appropriate to include in your disclosure a statement that your compensation arrangements for several of your executive officers are "significantly below average compensation levels for similar positions at comparable companies." In addition, it would seem that as you have determined that the compensation arrangements for your executive officers are well below the levels of these comparable companies, it should be possible to quantify how far below that average your compensation arrangements are. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief